Exhibit 99.1

A2Z Announces Change in Board of Directors

TEL AVIV, ISRAEL / January 6, 2022 / A2Z Smart Technologies Corp. (the “Company “) (NASDAQ:AZ) (TSXV:AZ), today announces that Mr. Shlomo Paksher has resigned from the board of directors of the Company (the “Board”), and the Board has accepted his resignation. The Company thanks Mr. Paksher for his contribution to the Company and wishes him every success in his future endeavors.

The Company also announces the appointment of Mr. Niv Raz Haim, as an independent member of the Board, to fill this vacancy, such appointment to be effective immediately. Mr. Raz Haim is a leading entrepreneur and businessman in the Israeli hospitality and dining industries and operates businesses that host events that cater to over 10,000 patrons per month and employ over 150 people. Mr. Raz Haim holds a bachelor’s degree and is a member of the international gastronomic society - Confrérie de la Chaîne des Rôtisseurs.

The Company further announces the appointment of Mr. Gadi Graus, as a member of the Board, effective immediately. Mr. Graus has 30 years experience advising multinational corporations on legal, business and related aspects of their, corporate, business and M&A activities. Prior to joining A2Z, Mr. Graus was a senior partner at Shibolet & Co., one of Israel’s largest law firms. Mr. Graus currently serves as President of the Company and as a director of Cust2Mate Ltd., one of the Company’s subsidiaries. Mr. Graus holds an LLB and an MBA.

A2Z is also pleased to announce, that the Company has granted 1,027,000 Restricted Share Units (RSUs) and 816,500 options (“Options”) to purchase common shares of the Company (“Common Shares”), at an exercise price of CDN$1.65 per Common Share to directors, officers and advisers, of which 260,000 RSUs and 16,500 Options are to executives and directors, pursuant to the Company’s Restricted Share Units Plan (the “Plan”). The RSUs and Options will vest, subject to the terms of the Plan, at each recipient’s discretion and taking into account personal tax implications and convert into an equal amount of common shares in the capital of the Company.

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.